

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

Via E-Mail
Stephen Fraidin
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Re: Allergan Inc.
PRRN14A filed July 7, 2014
PRRN14A filed July 2, 2014
Filed by Pershing Square Capital Management, L.P., et al.
File No. 1-10269

Dear Mr. Fraidin:

We have reviewed the filings listed above and have the following comments. All page references refer to the redlined copy of the revised proxy statement filed on July 7, 2014. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms in this letter have the same meaning as in your proxy statement.

Revised Preliminary Proxy Statement filed on July 7, 2014

Cover Page

1. In the new paragraph on page 3, you assert that Allergan has "continued to attempt to frustrate the efforts of Allergan's shareholders to express their views by maintaining onerous bylaw provisions applicable to the calling of a special meeting." We understand that Allergan shareholders approved these provisions at the Company's annual meeting in May of this year. Please balance your disclosure to note this fact.

Proposal 1, page 13

2. Briefly explain why you believe the Allergan directors you are seeking to remove "lack the objectivity necessary to act in the best interests of shareholders with respect to Valeant's proposal to acquire the Company." More detailed disclosure should appear in the proxy statement where you solicit proxies to act at the special meeting if you are successful in obtaining the requisite percentage of consents to do so.

Proposal 2, page 13

3. One of your nominees, David Wilson, is 73 years of age. Allergan's Guidelines on Significant Corporate Governance Issues, Section 22 (available on the Company's Web site) state that "[i]t is the sense of the Board that when a Board member reaches the age of 73, such Board member shall not be eligible to be nominated for re-election to the Board and shall retire from the Board effective immediately prior to the Corporation's first annual meeting of the stockholders following such Board member's 73rd birthday." Revise your disclosure to note these provisions and how they would impact your nominee if he is elected to the Board.

Proposal 3, page 13

4. Refer to comment 3 in our letter dated June 30, 2014. To clarify the revised disclosure and respond to our prior comment, after quoting the description of the bylaw provisions in the Company's March 8, 2014 proxy statement, clearly state that such provisions would be eliminated if Proposal 3 passes.

Information Regarding the Nominees, page 22

5. We note that Mr. Wilson purchased 50 shares of Allergan common stock on April 16, 2014. Describe your contacts with Mr. Wilson before that date.

If you have any questions regarding these comments or your filings in general, please contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions